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EXHIBIT 2


                                JOHN C. LORENTZEN
                               1205 S. Main Street
                                Wheaton, IL 60187

                                 April 11, 2002


Phil Staden, C.P.A.
Staden and Associates, Inc.

Dear Phil:

         I received and reviewed your e-mail offering your Broadview Media stock to me at $1.25 per share and accept your offer subject to the conditions noted below. My acceptance and obligations hereunder are subject to the provisions and conditions contained in each of the following numbered paragraphs. Your obligation, and the obligation of your IRA, to proceed are conditioned upon the provisions of numbered paragraph 1 only. References to "you" below shall be deemed to mean you and your IRA.

1.   o    You will enter into a confidentiality agreement with the Company, participate in the disclosure of information by the Company and after the receipt of disclosure will state in writing whether you wish to proceed with this transaction; and

     o At closing, you will receive $1.25 for each Broadview share and Broadview will release you from all claims it may have against you.

2.   o    At closing, you will sell all of your 38,116 shares to me and/or my designee at the above price;
     o At closing, you will execute such documents of transfer and other documents as I may request;
     o At closing, you will provide such representations as I may request including, without limitation, representations as to your ownership of the shares sold, completion of diligence concerning the Company and your receipt of all information necessary to proceed with the transaction and that no other members of your family or affiliates of yours own any stock in the Company;
     o At closing, you will release all claims you may have against me or Broadview and/or any of its employees, agents officers and/or directors;
     o At closing, you will agree not to participate in any form of legal or equitable action (including, without limitation, class actions) against me or Broadview and/or any of its employees, agents, officers and/or directors;





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     o    At closing, you will agree not to take any future ownership position in Broadview; and
     o At closing, Broadview will release you from all claims it may have against you.

3.   My acceptance is also subject to the following conditions:

     o    You will not purchase or acquire any further shares of Broadview;
     o Your terminating all activity with respect to investigating and distributing information with respect to Broadview;
     o The transaction shall be in compliance with applicable legal requirements and there shall be no litigation or other proceeding which in any way affects the right or ability of the parties to proceed with the transaction;
     o Broadview shall not have taken any action inconsistent with its approval of this transaction;
     o Confirmation from Broadview that the transaction complies with its applicable corporate policies;
     o Obtaining satisfactory advice from Broadview's counsel that the acquisition does not create problems for Broadview or myself; and
     o    Obtaining similar advice from my own counsel.

4.   Closing will take place on or about May 16, 2002.


                                                     Very truly yours,

                                                     /s/ John C. Lorentzen

                                                     John C. Lorentzen



Agreed and Accepted


/s/ Phillip A. Staden
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Phillip A. Staden
Phillip A. Staden IRA


By:  /s/ Phillip A. Staden
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